APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Molly's Hatchet
Profit and Loss
January - December 2019

		Total
Income		
INCOME		
Beer Sales		920.00
Hatchet Throw Sales		2,080.99
Square Sales		33,912.58
Total INCOME	$	**36,913.57**
Total Income	$	**36,913.57**
Cost of Goods Sold		
COST OF SALES		
Beer Purchases		1,521.32
Hatchet & Game Supplies		3,843.51
Wood Purchases		1,376.16
Total COST OF SALES	$	**6,740.99**
Total Cost of Goods Sold	$	**6,740.99**
Gross Profit	$	**30,172.58**
Expenses		
Advertising/Promotional		1,824.54
Ask My Accountant		1,793.15
Car & Truck		349.15
Dues & subscriptions		1,538.75
FEES & BANK CHARGES		
Bank Charges & Fees		124.43
Square Fees		500.04
Total FEES & BANK CHARGES	$	**624.47**
Insurance		2,184.68
Legal & Professional Services		100.00
Meals & Entertainment		179.69
OFFICE EXPENSES		
Office Supplies		491.76
Total OFFICE EXPENSES	$	**491.76**
Reimbursable Expenses		12.83
Rent & Lease (deleted)		4,134.00
Rent or Lease of Buildings		6,402.00
REPAIRS & MAINTENANCE		
Building Repairs & Maint.		1,500.00
Total REPAIRS & MAINTENANCE	$	**1,500.00**
SUPPLIES		
General Supplies		1,802.23
Janitorial Supplies		363.21

Total SUPPLIES	$	2,165.44
Taxes & Licenses		2,287.45
Travel		82.68
Uncategorized Expense		1,245.61
Utilities		672.78
Cable-TV Expenses		255.65
Electric		2,412.36
Water		362.82
Total Utilities	$	3,703.61
Total Expenses	$	30,619.81
Net Operating Income	-$	447.23
Other Income		
Interest Earned		0.11
Total Other Income	$	0.11
Other Expenses		
Other Miscellaneous Expense		1,358.02
Total Other Expenses	$	1,358.02
Net Other Income	-$	1,357.91
Net Income	-$	1,805.14

Molly's Hatchet, LLC
Balance Sheet - unaudited
2019-2020

	Current Period		Prior Period	
	1/1/2020-`2/31/2020		1/1/2019-12/31/2019	
ASSETS				
Current Assets:				
Cash	$	53,731.00	$	16,000.00
Petty Cash		-		-
Accounts Receivables		-		-
Inventory		-		-
Prepaid Expenses		-		-
Employee Advances		-		-
Temporary Investments		-		-
Total Current Assets		53,731.00		16,000.00
Fixed Assets:				
Land		-		-
Buildings		-		-
Furniture and Equipment		2,500.00		2,500.00
Computer Equipment		2,500.00		2,000.00
Vehicles		-		-
Less: Accumulated Depreciation		-		-
Total Fixed Assets		5,000.00		4,500.00
Other Assets:				
Trademarks		-		-
Patents		-		-
Security Deposits		-		3,700.00
Other Assets		-		18,541.00
Total Other Assets		-		22,241.00
TOTAL ASSETS	$	58,731.00	$	42,741.00
LIABILITIES				
Current Liabilities:				
Accounts Payable	$	2,130.00	$	2,130.00
Business Credit Cards		-		-
Sales Tax Payable		2,744.00		2363.00
Payroll Liabilities		-		-
Other Liabilities		-		-

Current Portion of Long-Term Debt		-		-
Total Current Liabilities		4,874.00		4,493.00
Long-Term Liabilities:				
Notes Payable		-		-
Mortgage Payable		-		-
Less: Current portion of Long-term debt		-		-
Total Long-Term Liabilities		-		-
EQUITY				
Capital Stock/Partner's Equity		3,342.00		
Opening Retained Earnings		-		-
Dividends Paid/Owner's Draw		-		-
Net Income (Loss)		50,515.00		38,248.00
Total Equity		53,857.00		38,248.00
TOTAL LIABILITIES & EQUITY	$	**58,731.00**	$	**42,741.00**
Balance Sheet Check		-		-

Molly's Hatchet
Profit and Loss
January - December 2020

	Total
Income	
INCOME	
Hatchet Throw Sales	47,990.07
Square Sales	50,515.28
Total INCOME	$ 98,505.35
Total Income	$ 98,505.35
Cost of Goods Sold	
COST OF SALES	
Hatchet & Game Supplies	1,216.64
Wood Purchases	6,301.73
Total COST OF SALES	$ 7,518.37
Total Cost of Goods Sold	$ 7,518.37
Gross Profit	$ 90,986.98
Expenses	
Advertising/Promotional	705.88
Car & Truck	64.70
FEES & BANK CHARGES	
Square Fees	1,291.95
Total FEES & BANK CHARGES	$ 1,291.95
Meals & Entertainment	179.52
OFFICE EXPENSES	
Computer & Software Expense	419.99
Office Supplies	407.29
Total OFFICE EXPENSES	$ 827.28
Taxes & Licenses	2,237.71
Uncategorized Expense	6,366.31
Utilities	1,576.38
Water	232.51
Total Utilities	$ 1,808.89
Total Expenses	$ 13,482.24
Net Operating Income	$ 77,504.74
Other Income	
Interest Earned	0.37
Total Other Income	$ 0.37
Net Other Income	$ 0.37
Net Income	$ 77,505.11

Wednesday, Jan 19, 2022 06:44:47 PM GMT-8 - Accrual Basis